UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

‘

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 26, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

Santander

EARNINGS RELEASE

1ST QUARTER OF 2022
(BR GAAP)

HIGHLIGHTS

Our strategy, focused on providing the best customer experience, enabled us to achieve sustainable growth in our **loyal customer base, which expanded by 27% in the year, 2x higher than the growth of overall base.** Revenue from loyal customers is 5.6x higher than non loyal customers. The expansion of our base, combined with increased transactionality, are the pillars of our profitability.

In 1Q22 our **Profitability (ROAE) reached 20.7%** and managerial net profit totaled R$ 4,005 million, increasing by 1.3% YoY and 3.2% QoQ.

Our **growth story, which is built on consistently high profitability, generating benchmark shareholder returns**, is also acknowledged by the market, where we stand out as The Most Profitable Bank in Brazil and the 3rd most profitable in the world, according to Economática. Additionally, we were featured in the national ranking, Women, LGBTQI+, Financial Institutions, Ethnic-Racial, and 50+ categories by GPTW 2021.

FINANCIAL HIGHLIGHTS

LOAN PORTFOLIO

R$ 455 Billion Mar/22 > Highlighted by the Loans to Individuals portfolio

TOTAL REVENUES

+4.3% YoY
-3.0% QoQ
> Good customer NII performance. Fees were influenced by higher transactionality in the year and seasonal effect in the quarter

EXPENSES

+10.5% YoY
-1.5% QoQ
> Below inflation
Efficiency ratio : **36.0%**

ALLOWANCE FOR LOAN LOSSES

+45.9% YoY
+24.9% QoQ
> In line with portfolio growth among individuals
Cost of credit : 3.5%

CONFERENCE CALL | April 26th, 2022 | 09:00 (BrT) - 08:00 (NYT)
It will be held in English with simultaneous translation into Portuguese
English +1 844 204-8942 | **Portuguese** +55 11 4090-1621 | **Password:** Santander
WEBCAST (ENG) https://choruscall.com.br/santander/1q22.htm
WEBCAST (PT) https://choruscall.com.br/santander/1t22.htm

Santander

EARNINGS RELEASE



MARIO LEÃO, CEO SANTANDER BRASIL:

"We continued our growth story, with consistent and recurring results, supported by our ability to anticipate cycles. Our measures enabled us to achieve solid performances in some of our core businesses. We believe in a culture that is both growth-oriented and capable of reacting to signals, as evidenced by our risk management.

We are committed to being the **Best Financial Services Consumer Company in the Country**. 100% customer driven and based on four interconnected pillars, all of them fundamental.

First, in the **Customer Centricity**, we are shifting our orientation from the typical banking classic 'product push' to 'consumer pull', a critical cultural change that will mean less "cards and mortgages" and more "customers and experience". That means focusing on the client experience, more integrated sales channels and developing dynamic and personalized pricing models.

Culture: we are a truly horizontal culture, where empowerment, meritocracy, and diversity are key pillars. We were the first financial services platform to introduce the NPS. We are shifting our compensation models towards payouts based on customer experience and results, each of our 50.000 people are salespersons.

Integrated Sales Channels: we will build the best sales platform in Brazil. Customers will be served 24x7 in any format they want, with simplified offering and processes. We truly believe in the benefits of an omni-channel approach, from the designing of the store of the future in the physical channel to the digital, remote and external channels.

Innovation and Capital: we will continue to prioritize organic innovation, always being customer driven, such as "TransferNowPayLater" ('DividePIX'), home equity (UseCasa) and Sx Integra, and innovating on "legacy products". This capital deployment has been aimed at generating solid benchmark shareholder returns and payouts, with consistent ROE in recent years, exceeding 20% and regarded among the world's best.

Our evolution remains supported by a management model that is focused and obsessed with speed. We will continue to represent a story of continuous transformation and growth."


"CUSTOMER CHAIR", 2020
Santander Brasil administrative headquarters

STRATEGY

CUSTOMERS

Our customer-centric strategy is focused on experience and satisfaction, aligning with our ambition to be the Best Consumer Company in the country. We are constantly enhancing our service by strengthening channel integration and offering products and solutions that fulfill our customers' needs. All this led us to achieve consistently adding more clients, through greater customer loyalty and profitability.

Highlighted for our activity rate, where more than 70% become active customers within four months. Furthermore, revenues from active customers rose by +15% YoY, while sales via the digital channel jumped by +33% in the year.

54.8 million of customers

+940k New customers in Mar/22, with **+67%** originated through digital channels

Revenues from **loyal** customers increased by **+12% YoY**

Revenues from **loyal** customers **5.6x** Higher than from non loyal customers

Total Active Customers
million

+8% YoY


28.4
30.3
30.6
Mar/21
Dec/21
Mar/22

Digital Customers[1]
million

+17% YoY


16.6
18.3
19.5
Mar/21
Dec/21
Mar/22

Loyal Customers
million

+27% YoY


6.6
7.9
8.3
Mar/21
Dec/21
Mar/22

[1] Customers who have accessed any digital channel (IB, Mobile, Way, Financial Portal, and others) in the last 31 days

We have the ambition to be the

Best Financial Services Consumer Company in the Country



Our teams and energy will be positioned towards this goal. We will concentrate on four interconnected pillars

Customer Centricity

With the customer in the center of everything, we will incorporate a customer advocacy mindset throughout our process, we are going to be focused on customer experience throughout the entire consumer cycle, with strong and more integrated sales channels. Likewise, we will enhance our customers' ability to self-serve and our own resolution capacity, to develop dynamic and personalized, beyond to change our orientation from typical "push to consumer" to "consumer pull". We exist to continuously assist our customers in improving their lives and fulfilling their dreams.

This quarter, we achieved an NPS of 57 points by sending daily requests to customers who engage with all the Bank's channels and products. Our ambition is to reach more than 60 NPS points in 2022. It is worth noting that revenues arising from loyal promoter customers are +7x higher than the Bank's total average revenue per customer.

Culture

A horizontal culture founded on the pillars of empowerment, meritocracy, and diversity. We were the first financial services platform to launch NPS on a large scale, across all channels. In this consumer company that we are designing, all areas 'think and act' as business units and all employees are salespersons to understand and serve our customers, with excellence.

Integrated Sales Channels

We will build the best sales platform in Brazil, centered on an **integrated sale and post-sale offering**, by which our customers will be served 24x7 at any format they want, with simplified offers and processes. We firmly believe in the benefits of an omnichannel approach. The **digital channel**, our apps, where our customers increasingly choose to be served, represents a key pillar for our integrated multi-channel offering. We currently receive 517 million monthly visits across our internet banking, website, and app; In the **remote sales channel**, we will continue to advance its transformation from customer support to powerful, cost-effective sales channel, with focus on sale and post-sales, which already gets over 20 million visits every month and sale of approximately 800 thousand products per month, with 49% of the services performed out of 9 am until 4 pm; we will expand our footprint; we will significantly expand our recently reorganized **external channel**, reaching several new regions in Brazil in efficient formats. Nowadays, it is present in 2,020 regions, representing 36% of all municipalities in Brazil, with 22 thousand active promoters. We currently generate over R$ 1 billion contracts per month on this channel. We will keep strengthening our **physical channel**, our stores, where we are projecting our vision for the store of the future, with meaningful progress, such as Bank-to-Go, which reached 22 thousand contracts in March, and we aim to reach more than 200 thousand contracts in 2022. This model allows us to capture the flow of our stores. Each month, over 15 million people visit our stores via this channel, with 50% of them being non-customers.

Innovation and Capital

We will seek a continuous focus on organic innovation, the last example was our "TransferNowPayLater" ('DividePIX') offering, where customers for the first time can pay in installments their instant payments transfer (the 'PIX'), 90% of the volume so far has been on new personal loans customers. Our home equity solution, UseCasa, was introduced in 2020 and has already established itself as the market leader achieving a 23.4% market share. We launched our digital channel for supply chain financing (SX Integra), which will reinforce our leadership position in receivables-backed financing. Moreover, we keep innovating on "legacy products," such as reducing mortgage lead times, and we will continue to add innovation to traditional businesses. This capital deployment has been aimed at generating solid benchmark shareholder returns and payouts.



CARDS

As we continued to pursue our strategy of acquiring customers with a **better risk profile**, 95% of newly-acquired customers in 1Q22 were account holders.

We had a noteworthy performance in 1Q22, with a total turnover of R$ 82.2 billion over the period, implying a 25% growth in the year. Credit turnover rose by 31% from a year ago to R$ 56 billion in 1Q22.

Additionally, we reached one billion credit and debit transactions this quarter (+42% YoY), evidencing increased recurrence in customers' use of our cards, as well as consumption returning to pre-pandemic levels.

REAL STATE

R$ 53.5 billion in our portfolio of real estate loans to individuals (+15% YoY)

The UseCasa (home equity) portfolio increased by **30%** in value over the year, reaching **R$ 3.4 billion**.

Through UseCasa (home equity), **we are market leaders among private-sector banks**, with a 23,4% share[1].

We improved our **customers' experience**, by streamlining the product purchase process through increased digitalization. As a result, our mortgage loan lead time[2] dropped by 20% YoY, from 22 to 18 business days and our NPS achieved 80 points, 1Q22.


Santander

[1] Source: Abecip, as of February 2022 [2] Considering the time interval between the submission of all documentation and the signing of the agreement

AUTO PLATFORM



SANTANDER FINANCIAMENTOS: One of the Bank's key business generation tools

We continued to strengthen our platform as market leaders, with a 24% share[1] among individuals and 19% overall, in addition to accelerating current account openings, which grew by 68% on an annual comparison to 85,000 accounts in the quarter.

In goods and services, the loan portfolio came to R$ 5.6 billion, an increase of 21% YoY.

WEBMOTORS

We have expanded our operations **to ensure that we are present throughout the customer journey (pre-sales, purchase and sale, and after-sales)**. As a result, the customer can now rely on automotive maintenance and aesthetics services, as well as financial tools such as installment payments for vehicle-related fines, licenses, and taxes.

Likewise, we underline Webmotors' reach, which provides us with an average of over 377,000 total ads each month and more than 28 million monthly visits to our platforms.

SMALL AND MEDIUM-SIZED ENTERPRISES

The segment maintains a good customer acquisition pace, with an average of 42,000 new accounts opened each month.

In an effort to broaden our portfolio and better serve our customers' needs, we launched:

i) Giro Flex: providing cash flow relief and a longer payment term;

ii) Sx Integra: a new business and credit platform for Corporate customers, with Confirming, a fully digital, which enables them to prepay their receivables;

iii) Santander Gestão Integrada: where customers can view their cash flow management in a single channel, in an entirely digital way and integrated with business internet banking;

Moreover, we expanded our sales channels to SMEs to include premium bonds on digital platforms (business App, business internet banking, and website) and ATMs, preventive credit lines via business IVR, business internet banking, and business App, as well as agreements via business IVR.

[1] Source: Brazilian Central Bank, as of January 2022

WHOLESALE

Our segment leadership reaffirms our status as the only global bank with practical experience:

Global Bank: we are the leading foreign exchange bank for the eighth consecutive year and the second largest in foreign trade, with a USD 18 billion portfolio and a 30% market share.

Go-To Bank for Equities: we are Brazil's leading international bank when it comes to equity offerings, having participated in 28 offerings worth more than R$ 58 billion in 2021.

Go-To Bank for Infrastructure: we are global leaders in renewable energy financing advisory with USD 10.3 billion in total credit, accounting for 28.4% of the world market. Moreover, we rank among the country's top five energy traders in terms of trading volume.

Go-To Bank for Agribusiness: we have the largest agricultural commodities desk in the country and are among the leaders in both CBIOs (decarbonization credits), with a 56% market share in the quarter, and Carbon Credits, allied to a strong presence in agribusiness receivables securitization.

ECOSYSTEM EXPANSION

Santander Auto

Fully digital insurance company.

- We started offering insurance for trucks, thereby broadening our operations in the automotive market.
- Santander Financiamentos penetration rate at 20% (+4.60 p.p. YoY)
- R$ 48 million in written premiums (+14% YoY)

Toro

Investment platform.

Ecosystem of applications built on an open platform, providing an integrated, view of the financial life using open finance and advisory.

- +90,000 new investment accounts in the quarter, +227% YoY growth in active customers and +383% YoY in AuC
- +5 million unique monthly visits and 1.5 million downloads.
- 100% agile culture and tech architecture since its foundation.

Auto Compara

Vehicle insurance offering platform with a completely online purchase journey.

- This quarter, we recorded 1.4 million visits to our website, with more than 200,000 quotes.
- R$ 207 million in gross written premiums (+9% YoY)
- 12 million in new sales premiums on e2e (website) (+37% YoY)

Ben

Company operating in the corporate benefits and expense management industry.

- 1Q22 turnover of R$ 543 million (+87% YoY) and 654,000 active cards
- 2,800 HR Customers (+162% YoY)
- We have received approval from the Brazilian Central Bank to become a Payment Institution.



OUR PEOPLE

We have a unique culture represented by our people and recognized by the market

We are 50,000 flames with different backgrounds, accents, stories, and experiences, but sharing the same passion about working to make a difference in people's lives, which includes customers, businesses, and society.

As a result of our actions, we were recognized in the national ranking, Women, LGBTQI+, Financial Institutions, Ethnic-Racial, and 50+ categories by GPTW 2021.

"We will incorporate the customer-advocacy mindset into everything we do"
MARIO LEÃO,
CEO OF SANTANDER BRASIL

Diversity & Inclusion

31.1%
Women in leadership roles

27.8%
Black employees

Ambition of reaching **40%** in both indicators by December 2025.

Culture & Leadership

+2.9k (+13% YoY)
courses held through the Santander Academy platform within 12 months

72.6%
of courses administered by our own employees

New Corporate Behaviors

We launched **T.E.A.M.S.**, a new set of corporate behaviors aimed at strengthening our culture.

Think customer

Embrace change

Act now

Move together

Speak up

ESG

Our social, environmental, and governance culture pervades the day-to-day operations of our organization, having been transversal to all businesses for more than two decades

ENVIRONMENTAL

We enabled R$ 5.2 billion in sustainable businesses for our customers in the quarter. In sustainable agribusiness, comprising lines that promote low-carbon agriculture and solar energy, we disbursed R$ 62 million. Moreover, we are market leaders in CBIOS (decarbonization credits) with a 56% share.

We also made progress in our operations in the Amazon, where we have more than R$ 280 million of loans granted to sustainable cultures since 2021

We also remain committed to achieving 100% of our internal energy consumption from renewable sources by 2025, having accomplished 78% of this target during the quarter, as well as to reach Net Zero scope 3 emissions by 2050. Additionally, we have already fulfilled our goal of eliminating single-use plastic from our operations.

In February, we inaugurated an urban photovoltaic generation plant on the rooftop of two of our administrative buildings. It the largest plant of its kind in an urban area in the state of São Paulo, as well as one of the largest in Latin America, featuring more than 3,000 solar panels that will generate enough energy to power nearly 800 homes or 100 small stores.

SOCIAL

We have contributed to building a more inclusive society for two decades, enabling access to education and financial products.

For 25 years, we have been supporting education through Santander Universities, providing students with more knowledge and opportunities, in addition to awarding over 77,000 scholarships since 2015.

Since 2002, we have also supported financial inclusion through Prospera Microfinance, with a R$ 2.0 billion portfolio and 744,000 active customers, helping micro-entrepreneurs thrive in their businesses. Additionally, we continued to expand our microcredit operation by offering premium bond products to Prospera customers.

Moreover, we are making increasing investments to structure endowments, through which it is possible to ensure the long-term financial sustainability of non-profit institutions and organizations such as universities and hospitals. This quarter, we doubled our AUM in this line of business.

GOVERNANCE

Our executive-level Variable Compensation program, includes three ESG metrics addressing diversity, financial empowerment, and green financing. Furthermore, our governance is comprised of a diverse Board of Directors, with women accounting for 27% of its members.



RESULTS

We finished 1Q22 with an ROAE of 20.7%, sustaining our consistent creation of value for shareholders and maintaining the profitability level attained in recent years. This achievement is intrinsically tied to our commitment to service quality, enabling the sustainable expansion of our loyal customer base, which experienced strong growth in the period (+27% YoY). Our loan portfolio increased by 7% from the previous year, driven by stronger commercial activity in retail, notably among individual customers. In the quarter, it remained virtually stable (-0.6%), disregarding the effect of currency fluctuations. This reflects the origination control measures we have implemented since September 2021, in anticipation of the current deterioration in quality.

In addition, we remain focused on offering collateralized products, which presently comprise 67% of our portfolio of loans to individuals. Revenues increased substantially over the period, aided by higher transactionality and propelled by the full integration of our channels, alongside appropriate offerings as well as improvements in service quality and customer experience.

Our loan portfolio quality remains under control, showing the already anticipated deterioration in non-performing loans, given the macroeconomic landscape and in line with our origination volume and mix.

Our pursuit of productivity helped us achieve an efficiency ratio of 36.0%, one of the industry's best. All our efforts led us to earn a net profit of R$ 4,005 million during the period, while maintaining comfortable capital and liquidity levels. We continue to build on our history of profitable, sustainable, and responsible growth.

ANGEL SANTODOMINGO,
CFO OF SANTANDER BRASIL


Santander

MANAGERIAL FINANCIAL STATEMENTS[1]	1Q22	1Q21	Var.	4Q21	Var.
(R$ million)			12M		3M
Net Interest Income	13,938	13,426	3.8%	14,150	-1.5%
Allowance for Loan Losses	(4,612)	(3,161)	45.9%	(3,693)	24.9%
Net Interest Income after Loan Losses	9,327	10,264	-9.1%	10,457	-10.8%
Fees	4,617	4,367	5.7%	4,980	-7.3%
General Expenses	(5,534)	(5,008)	10.5%	(5,618)	-1.5%
Personnel Expenses + Profit Sharing	(2,493)	(2,188)	13.9%	(2,442)	2.1%
Administrative Expenses[2]	(3,041)	(2,820)	7.9%	(3,175)	-4.2%
Tax Expenses	(1,207)	(1,044)	15.6%	(1,278)	-5.6%
Investments in Affiliates and Subsidiaries	10	8	34.2%	20	-48.9%
Other Operating Income/Expenses	(2,004)	(2,150)	-6.8%	(2,872)	-30.2%
Operating Income	5,210	6,438	-19.1%	5,690	-8.4%
Non Operating Income*	372	29	n.a.	(42)	n.a.
Net Profit before Tax	5,581	6,467	-13.7%	5,648	-1.2%
Income Tax and Social Contribution	(1,539)	(2,481)	-37.9%	(1,733)	-11.2%
Minority Interest	(37)	(31)	18.9%	(34)	7.8%
Net Profit[3]	4,005	3,955	1.3%	3,880	3.2%
Accounting Net Profit	3,946	2,816	40.1%	3,796	3.9%

CUSTOMER NII
1Q22 **29.6%** *YoY*
4Q21 **12.9%** *QoQ*

EFFICIENCY RATIO
1Q22 **36.0%** *+1.8p.p. YoY* *-1.4p.p. QoQ*

ROAE
1Q22 **20.7%** *+0.1p.p. YoY* *+0.6p.p. QoQ*

* Considering the CIP (Interbank Payments Chamber) added-value effect

	1Q22	1Q21	Var.	4Q21	Var.
(R$ million)			12M		3M
BALANCE SHEET					
Loan portfolio	455,166	424,784	7.2%	462,749	-1.6%
Individuals	212,347	178,391	19.0%	210,246	1.0%
Consumer finance	64,826	61,137	6.0%	65,313	-0.7%
SMEs	61,890	55,152	12.2%	61,446	0.7%
Corporate	116,103	130,104	-10.8%	125,744	-7.7%
Expanded Loan Portfolio[4]	521,929	497,566	4.9%	536,470	-2.7%
Funding from Clients[5]	494,620	446,707	10.7%	493,462	0.2%
PERFORMANCE INDICATORS (%)					
Return on average equity excluding goodwill[6] - annualized	20.7%	20.6%	0.1 p.p.	20.0%	0.6 p.p.
Return on average asset excluding goodwill[6] - annualized	1.7%	1.6%	0.1 p.p.	1.6%	0.1 p.p.
Efficiency ratio[7]	36.0%	34.3%	1.8 p.p.	37.4%	-1.4 p.p.
Recurrence ratio[8]	83.4%	87.2%	-3.8 p.p.	88.7%	-5.2 p.p.
PORTFOLIO QUALITY INDICATORS (%)					
Delinquency ratio (over 90 days)	2.9%	2.1%	0.77 p.p.	2.7%	0.24 p.p.
Coverage ratio (over 90 days)	215%	283%	-68.15 p.p.	220%	-5.53 p.p.
Delinquency ratio (over 60 days)	3.7%	2.8%	0.92 p.p.	3.4%	0.34 p.p.
Delinquency ratio (over 15 to 90 days)	4.2%	3.6%	0.64 p.p.	3.5%	0.72 p.p.
OTHER DATA					
Branches	1,787	2,119	(332)	1,987	(200)
PABs (mini branches)	1,317	1,417	(100)	1,384	(67)
Own ATMs	12,313	12,978	(665)	12,561	(248)
Shared ATMs	23,984	23,618	366	24,255	(271)
Employees	49,090	44,806	4,284	48,834	256

[1] Excluding 100% of the goodwill amortization expense, the foreign exchange hedge effect, and other adjustments, as described on pages 26 and 27
[2] Administrative expenses exclude 100% of the goodwill amortization expense
[3] Managerial net profit corresponds to the accounting net profit, excluding the extraordinary result and the 100% reversal of the goodwill amortization expense that occurred in the period. Goodwill amortization expenses were R$ 59 million in1Q22, R$ 1,032 million in 1Q21 and R$ 84 million in 4Q21
[4] Including other credit risk transactions (debentures, credit rights investment funds - "FIDC", real estate receivables certificates - "CRI", promissory notes, international distribution promissory notes, and guarantees)
[5] Including Savings, Demand Deposits, Time Deposits, Debentures, Agribusiness Credit Notes ("LCA"), Real Estate Credit Notes ("LCI"), Financial Bills, Certificates of Structured Operations ("COE"), and Secured Real Estate Notes ("LIG")
[6] Excluding 100% of the goodwill balance (net of amortization), which amounted to R$ 1,432 million in March 2022, R$ 1,006 million in March 2021 and R$ 1,435 million in December 2021
[7] Efficiency Ratio: General Expenses / (Net Interest Income + Fees + Tax Expenses + Other Operating Income/Expenses + Investments in Affiliates and Subsidiaries)
[8] Recurrence Ratio: Fees / General Expenses

NET INTEREST INCOME

(R$ million)	1Q22	1Q21	Var. YoY	4Q21	Var. QoQ
Net Interest Income	**13,938**	**13,426**	**3.8%**	**14,150**	**-1.5%**
Customers	13,854	10,687	29.6%	12,275	12.9%
Product NII	13,161	10,545	24.8%	12,108	8.7%
Average Volume	471,153	426,174	10.6%	468,990	0.5%
Spread (annualized)	11.3%	10.0%	1.3 p.p.	10.2%	1.09 p.p.
Market Activities	84	2,738	-96.9%	1,875	-95.5%

This quarter, there was a reclassification between the margin with customers and the market activities margin, with no effect on the overall margin. For comparison purposes, historical data has also been reclassified.

Net interest income totaled R$ 13,938 million in 1Q22, implying an increase of 3.8% in twelve months. The good performance is attributable to the margin with customers, which grew by 29.6% in the year, largely influenced by higher volumes and spreads. In three months, the 1.5% drop in net interest income is related to lower revenues from market activities.

Revenues from customers operations rose by 29.6% in the year due to the higher product margin, on the back of stronger volumes and credit mix, as well as funding spreads, accompanying the interest rate hikes.

Compared to the previous quarter, the **margin with customers advanced by 12.9%** reflecting increased revenues from the product margin, fueled by the credit product mix and the funding spread.

The **market activities margin** amounted to **R$ 84 million in 1Q22**, declining by 96.9% in twelve months and 95.5% in three months, owing to our well-known negative sensitivity to upward yield curve movements.

EVOLUTION OF NET INTEREST INCOME

R$ million


10.0%
10.2%
11.3%
+3.8%
-1.5%
13,426
2,738
10,687
14,150
1,875
12,275
13,938
84
13,854
1Q21
4Q21
1Q22
Customers
Market activities
Spread (p.a)

FEES – REVENUES FROM BANKING SERVICES


Santander

(R$ million)	1Q22	1Q21	Var. YoY	4Q21	Var. QoQ
Cards and Acquiring	1,329	1,040	27.7%	1,540	-13.7%
Insurance fees	744	743	0.1%	1,000	-25.7%
Current Account Services	958	960	-0.2%	913	5.0%
Asset Management	322	332	-2.9%	324	-0.8%
Lending Operations	334	378	-11.7%	365	-8.4%
Collection Services	362	372	-2.7%	403	-10.2%
Placement, Custody and Brokerage of Securities	372	369	1.0%	195	90.7%
Other	197	174	13.2%	239	-17.8%
Total	**4,617**	**4,367**	**5.7%**	**4,980**	**-7.3%**

Revenues from banking services and fees were R$ 4,617 million in the first quarter of 2022, climbing by 5.7% in the year, thanks to increased transactionality and customer loyalty, highlighted by card revenues.

In three months, these revenues went down by 7.3% explained by the seasonal impact on certain lines, such as cards and insurance.

Card revenues came to **R$ 1,329 milhões** increasing by 27.7%, in yearly terms, attributed to the 30.9% growth in credit turnover and expansion of our cardholder base (11.4%). On a quarterly basis, these revenues saw a decrease of 13.7%, impacted by the seasonal effect of higher consumer spending at the end of the year.

Insurance fees hit **R$ 744 million** in 1Q22, remaining virtually stable in twelve months. Compared to the previous quarter, these revenues fell by 25.7%, explained by the traditional higher concentration of policy renewals in the fourth quarter of the year, which affects the quarterly comparison basis.

Current account service fees reached **R$ 958 million** in the year, standing essentially flat relative to a year ago. In the quarter, these revenues grew by 5.0%, due to growth in PIX transactionality and stronger revenues from fee packages.

Asset management and "consórcios" fees totaled **R$ 322 million**, declining by 2.9% in twelve months and 0.8% in three months, as both periods were affected by drops in fund management revenues of 19.2% YoY and 4.8% QoQ, respectively, owing to the lower funds balance and migration to fixed income instruments. "Consórcio" management revenues went up by 17.5% in the year and 2.9% in the quarter, in response to intensified commercial efforts for this product.

Fees from lending operations amounted to **R$ 334 million**, dropping by 11.7% in the year and 8.4% in the quarter, explained by lower revenues from foreign exchange guarantees and reduced volume of guarantees provided.

Securities placement, custody and brokerage service fees came to **R$ 372 million** in 1Q22, a rise of 1.0% in the year. In the quarter, these revenues grew by 90.7%, on the back of increased activity in the securities placement and M&A market.

Other fees were **R$ 197 million**, a 13.2% increase in the year, primarily attributable to higher revenue from asset appraisal fees. In three months, other fees fell by 17.8%, given lower revenues from asset appraisals, stemming from reduced origination of vehicle and real estate loans in the period.



GENERAL EXPENSES
(ADMINISTRATIVE + PERSONNEL)

General expenses totaled R$ 5,534 million in 1Q22, climbing by 10.5% in the year, but below inflation[1] of 11.30% in the period. On a quarterly basis, general expenses declined by 1.5%, influenced by cost management.

Administrative and personnel expenses, excluding depreciation and amortization, stood at R$ 4,881 million in 1Q22, advancing by 11.0% in twelve months, with growth in both personnel and administrative expenses. In three months, these expenses dropped by 2.0%, reflecting lower administrative expenses.

Personnel expenses, including profit-sharing, were R$ 2,493 million in the first quarter of the year, representing increases of 13.9% over twelve months and 2.1% in three months, given higher compensation and benefit expenses, due to the collective bargaining agreement applied to the Company's salary base in 3Q21.

Administrative expenses, excluding depreciation and amortization, were R$ 2,388 million, an 8.2% rise in the year, in line with business growth, reflecting higher expenses associated with technology services, increased origination and transaction volume, as well as investments in new businesses. Compared to the previous quarter, these expenses decreased by 5.9%, owing to the lower advertising, promotions, and marketing expenses.

Depreciation and amortization expenses, excluding the goodwill effect, hit R$ 654 million in 1Q22, advancing by 6.8% from a year earlier and 2.6% in three months, mostly owing to investments in software and hardware, as well as payroll acquisition.

(R$ million)	1Q22	1Q21	Var. YoY	4Q21	Var. QoQ
Outsourced and Specialized Services	560	609	-8.0%	549	1.9%
Advertising, promotions and publicity	121	106	14.4%	205	-41.0%
Data processing	689	654	5.4%	713	-3.4%
Communications	101	82	24.2%	119	-14.7%
Rentals	223	199	12.2%	253	-11.6%
Transport and Travel	37	23	65.0%	39	-5.0%
Security and Surveillance	139	142	-1.9%	132	5.3%
Maintenance	83	77	8.7%	76	10.2%
Financial System Services	104	107	-2.8%	102	1.9%
Water, Electricity and Gas	63	49	28.3%	51	22.6%
Material	43	17	157.4%	49	-11.3%
Other	224	145	54.2%	252	-11.0%
Subtotal	**2,388**	**2,208**	**8.2%**	**2,539**	**-5.9%**
Depreciation and Amortization[2]	654	612	6.8%	637	2.6%
Total Administrative Expenses	**3,041**	**2,820**	**7.9%**	**3,175**	**-4.2%**
Compensation[3]	1,727	1,430	20.8%	1,542	12.0%
Charges	339	397	-14.7%	430	-21.2%
Benefits	396	337	17.7%	428	-7.4%
Training	14	10	44.8%	19	-26.0%
Other	17	15	12.9%	24	-28.4%
Total Personnel Expenses	**2,493**	**2,188**	**13.9%**	**2,442**	**2.1%**
Administrative + Personnel Expenses (excludes depreciation and amortization)	4,881	4,396	11.0%	4,981	-2.0%
Total General Expenses	**5,534**	**5,008**	**10.5%**	**5,618**	**-1.5%**

[1] Source: IBGE: 12-month rolling IPCA inflation up to March/22 - http://www.ibge.gov.br [2] Excluding 100% of goodwill amortization expenses, which amounted to R$ 59 million in 1Q22, R$ 1,032 million in 1Q21 and R$ 84 million in 4Q21 [3] Including profit-sharing



EFFICIENCY RATIO: 36.0%

In 1Q22, with a **1.4 p.p. improvement in three months**

This performance demonstrates our ongoing commitment to productivity by **relentlessly pursuing opportunities through platform integration and process industrialization**.


34.3%
37.4%
36.0%
1Q21
4Q21
1Q22



Other Operating Income and Expenses

Other operating income and expenses resulted in a net expense of R$ 2,004 million in 1Q22, down by 6.8% in the year and 30.2% in three months.

	1Q22	1Q21	Var.	4Q21	Var.
(R$ million)			YoY		QoQ
Expenses from credit cards	(810)	(858)	-5.6%	(944)	-14.3%
Net Income from Capitalization	151	133	13.4%	165	-8.3%
Provisions for contingencies[1]	(556)	(519)	7.1%	(389)	43.0%
Other	(789)	(906)	-12.9%	(1,704)	-53.7%
Other operating income (expenses)	**(2,004)**	**(2,150)**	**-6.8%**	**(2,872)**	**-30.2%**

[1] Including tax, civil, and labor provisions

ALLOWANCE FOR LOAN LOSSES

Allowance for loan losses **totaled R$ 4,612 million**, climbing by 45.9% in twelve months and 24.9% in three months, in line with the product mix dynamics, particularly among individuals, given the country's macroeconomic environment.

Income from the **recovery of written-off loans**, declined by 1.6% in the year and 7.6% in the quarter.

The cost of credit **reached 3.5%**, up by 0.89 p.p. in the year and 0.71 p.p. in the quarter.

ALLOWANCE FOR LOAN LOSSES AND COST OF CREDIT R$ million



2.6%
2.8%
3.5%
3,161
3,693
4,612
3,914
4,494
5,352
(753)
(801)
(740)
1Q21
4Q21
1Q22
Income from the Recovery of Written-Off Loans
Provision for Loan Losses
Cost of credit

Provision for loan losses advanced by 36.7% in twelve months and 19.1% in three months, attributable to controlled quality deterioration, growth of the loan portfolio in the Retail segment, especially individuals and consumer finance, as well as a product mix shift.

Income from the recovery of written-off loans fell by 1.6% in the year and 7.6% in the quarter, with the latter being impacted by greater recovery income in 4Q21.

BALANCE SHEET

Total assets stood at R$ 959,971 million in March 2022, dropping by 1.9% in yearly terms and 0.4% against the previous quarter. On an annual comparison, liabilities were primarily impacted by the decline in money market funding (34.0%), whereas on a quarterly basis the drop is largely explained by the decrease in other payables (10.8%) and deposits (2.5%). Shareholders' equity reached R$ 79,187 million in March 2022 or R$ 77,755 million, disregarding the goodwill balance.

ASSETS	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**946,999**	**966,346**	**-2.0%**	**950,440**	**-0.4%**
Cash and Cash Equivalents	7,669	14,434	-46.9%	16,387	-53.2%
Interbank Investments	53,921	79,629	-32.3%	33,629	60.3%
Securities and Derivative Financial Instruments	259,088	264,385	-2.0%	248,796	4.1%
Interbank Accounts	87,030	80,348	8.3%	88,377	-1.5%
Lending Operations	349,821	399,832	-12.5%	434,463	-19.5%
Other Receivables	187,400	125,756	49.0%	127,237	47.3%
Other Assets	2,070	1,962	5.5%	1,552	33.3%
Permanent Assets	**12,972**	**11,804**	**9.9%**	**12,936**	**0.3%**
Temporary Assets	768	354	117.2%	428	79.2%
Fixed Assets	6,198	6,295	-1.5%	6,384	-2.9%
Intangibles	6,006	5,155	16.5%	6,123	-1.9%
Total Assets	**959,971**	**978,150**	**-1.9%**	**963,376**	**-0.4%**
Total Assets (excluding goodwill)	**958,539**	**977,144**	**-1.9%**	**961,941**	**-0.4%**

LIABILITIES	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**879,450**	**898,805**	**-2.2%**	**882,997**	**-0.4%**
Deposits	393,615	383,441	2.7%	403,640	-2.5%
Money Market Funding	109,244	165,423	-34.0%	95,649	14.2%
Funds from Acceptance and Issuance of Securities	108,719	70,726	53.7%	95,381	14.0%
Interbank Accounts	1,949	1,724	13.1%	17	n.a.
Interbranch Accounts	5,070	4,748	6.8%	5,426	-6.6%
Borrowings	70,913	71,507	-0.8%	79,734	-11.1%
Domestic Onlendings - Official Institutions	11,480	12,326	-6.9%	11,853	-3.1%
Derivative Financial Instruments	29,769	34,077	-12.6%	24,647	20.8%
Other Payables	148,691	154,832	-4.0%	166,651	-10.8%
Deferred Income	**-**	**358**	**-100.0%**	**382**	**-100.0%**
Minority Interest	**1,334**	**1,224**	**9.0%**	**1,257**	**6.1%**
Equity	**79,187**	**77,763**	**1.8%**	**78,740**	**0.6%**
Total Liabilities	**959,971**	**978,150**	**-1.9%**	**963,376**	**-0.4%**
Equity (excluding goodwill)	**77,755**	**76,757**	**1.3%**	**77,305**	**0.6%**

SECURITIES

The securities portfolio came to R$ 259,088 million in March 2022, down by 2.0% in the year, reflecting the 5.0% decrease in public securities.

In the quarter, the 4.1% increase stemmed from growth in the balance of financial instruments (+41.9%) and private securities (+9.0%).

	mar-22	mar-21	Var.	dec-21	Var.
(R$ million)			12M		3M
Public securities	185,370	195,203	-5.0%	187,540	-1.2%
Private securities	43,797	38,536	13.7%	40,166	9.0%
Financial instruments	29,921	30,646	-2.4%	21,090	41.9%
Total	**259,088**	**264,385**	**-2.0%**	**248,796**	**4.1%**



LOAN PORTFOLIO

The loan portfolio amounted to R$ 455,166 million in March 2022, expanding by 7.2% in the year (or 8.5% excluding the exchange rate fluctuation effect). Individuals and small and medium-sized enterprises (SMEs) rose by 19.0% and 12.2% respectively. On the other hand, the corporate segment declined by 10.8%, mostly owing to currency fluctuations in the period and reduced operation renewals.

Compared to the previous quarter, the loan portfolio decreased by 1.6% (or 0.6% disregarding exchange rate fluctuations), highlighted by the 1.0% growth among individuals, which partially offset the 7.7% drop in the corporate segment.

The expanded loan portfolio, which includes other credit risk transactions and guarantees, ended the quarter at R$ 521,929 million, growing by 4.9% in the year (or 6.0% if we disregard the currency fluctuation effect). Relative to the previous quarter, the portfolio declined by 2.7%, given increased amortization of guarantees.

The balance of the foreign currency portfolio, including dollar-indexed loans, totaled R$ 27,460 million, declining by 21.6% in the year and 8.3% in the quarter.

In March 2022, loans to individuals accounted for 46.7% of the total portfolio balance, representing a 4.7 p.p. increase over March 2021. From a quarter earlier, the segment expanded by 1.2 p.p., boosted by personal loans/others. Conversely, the corporate segment's share of the overall loan book balance dropped by 1.7 p.p. during the period.

MANAGERIAL BREAKDOWN OF CREDIT BY SEGMENT

	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Individuals	212,347	178,391	19.0%	210,246	1.0%
Consumer Finance	64,826	61,137	6.0%	65,313	-0.7%
SMEs[1]	61,890	55,152	12.2%	61,446	0.7%
Corporate[1]	116,103	130,104	-10.8%	125,744	-7.7%
Total portfolio	**455,166**	**424,784**	**7.2%**	**462,749**	**-1.6%**
Other credit related transactions	66,762	72,783	-8.3%	73,721	-9.4%
Total expanded credit portfolio	**521,929**	**497,566**	**4.9%**	**536,470**	**-2.7%**

[1] Customers in the SME and corporate loan books have shifted segments, causing loan balances in these portfolios to change. Accordingly, we have reclassified the 2021 information for comparability purposes

The portfolio of deferred loans amounted to R$ 23.4 billion in March 2022, reflecting the amortization of R$ 26.4 billion, or 53.0% since 2Q20. The 15-to-90-day NPL volume was 3.4% lower than the 3.8% recorded in 4Q21. The over-90-day NPL was 2.4% also below the 3.2% posted in the previous quarter.

VARIATION OF **LOAN PORTFOLIO** R$ million


462,749
2,101
-486
444
-9,642
455,166
Dec-21
Individuals
Consumer Finance
SMEs
Corporate
Mar-22

LOAN PORTFOLIO **BY PRODUCT**

	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Individuals					
Leasing / Auto Loans	4,354	3,982	9.4%	4,385	-0.7%
Credit Card	44,397	34,030	30.5%	44,807	-0.9%
Payroll Loans	53,880	49,352	9.2%	53,302	1.1%
Mortgages	53,522	46,473	15.2%	52,993	1.0%
Agricultural Loans	9,400	8,661	8.5%	9,465	-0.7%
Personal Loans / Others	46,794	35,894	30.4%	45,295	3.3%
Total Individuals	**212,347**	**178,391**	**19.0%**	**210,246**	**1.0%**
Consumer Finance	**64,826**	**61,137**	**6.0%**	**65,313**	**-0.7%**
Corporate and SMEs					
Leasing / Auto Loans	3,258	2,942	10.7%	3,292	-1.0%
Real Estate	1,807	1,869	-3.3%	1,777	1.7%
Trade Finance	29,717	35,007	-15.1%	30,689	-3.2%
On-lending	9,124	11,138	-18.1%	9,951	-8.3%
Agricultural Loans	3,942	5,164	-23.7%	3,936	0.2%
Working capital / Others	130,145	129,135	0.8%	137,546	-5.4%
Total Corporate and SMEs	**177,993**	**185,256**	**-3.9%**	**187,191**	**-4.9%**
Total Credit	**455,166**	**424,784**	**7.2%**	**462,749**	**-1.6%**
Other Credit Risk Transactions with customers	66,762	72,783	-8.3%	73,721	-9.4%
Total Expanded Credit Portfolio	**521,929**	**497,566**	**4.9%**	**536,470**	**-2.7%**

LOANS TO **INDIVIDUALS**

Loans to individuals totaled R$ 212,347 million in March 2022, a 19.0% rise in the year. The products that provided the biggest positive contributions over the period were credit cards (+30.5%), personal loans/others (+30.4%), mortgages (+15.2%) and payroll loans (+9.2%).

In the quarter, the segment grew by 1.0%, on the back of a 3.3% increase in personal loans/others, which offset the 0.9%, decline in credit cards, a seasonal effect of the period.

At the end of March 2022, 67% of the total portfolio of loans to individuals (including Consumer Finance - Santander Financiamentos) was backed by collateral, remaining stable relative to the previous quarter.

The credit card portfolio reached R$ 44,397 million, implying a 30.5% rise in the year, supported by the 30.9% growth in credit turnover, and a 0.9% decline in the quarter, impacted by the seasonal effect. We are growing in this product with higher lending quality, as account holders represent 95.2% of all new customer acquisitions.

The mortgage loan product grew by 15.2% in the year and 1.0% in the quarter, totaling R$ 53,522 million.

Payroll loans amounted to R$ 53,880 million, advancing by 9.2% in the year and 1.1% in the quarter. This product is being prioritized due to its risk profile and importance to customer loyalty.

The personal loans/others balance hit R$ 46,794 million, up by 30.4% in the year and 3.3% in the quarter.

CONSUMER FINANCE

The consumer finance portfolio stood at **R$ 64,826 million**, recording growth of **6.0%** in the year, mostly reflecting the increase in auto loans to individuals. In the quarter, the portfolio decreased by 0.7%, on the back of origination-related measures. The loan to value achieved **46%**[2] in the quarter.

We achieved a **19%**[1] market share in auto loans to individuals and businesses, while continuing to expand our goods & services portfolio.

LOAN PORTFOLIO COMPOSITION

March 2022 Individuals and Corporate & SMEs



Other
14%
86%
Vehicles

The total portfolio of auto loans to individuals, which includes operations conducted by both the financing unit (bank correspondents) and Santander's branch network, amounted to R$ 56,761 million, up by 1.8% over twelve months and down by 1.1% in the quarter.

CORPORATE & SMES LOANS

The corporate & SME loan portfolio came to **R$ 177,993**, a **3.9%** decline in the year (or a 1.0% decrease disregarding exchange rate fluctuations). The annual decrease was primarily driven by the impact of currency fluctuations on the foreign trade product (-15.1%).

In comparison to the previous quarter, the portfolio experienced a slight **drop of 4.9%** (or a 2.4% decline excluding the currency effect).

Additionally, we closed the quarter with a balance of **R$ 9.0 billion** linked to government programs.

The corporate loan portfolio totaled R$ 116,103 million, representing a decrease of 10.8% (or a 6.9% reduction, excluding the exchange rate fluctuation effect) in the year, fueled by working capital (-22.0%) and export financing (-17.0%). products. Compared to December 2021, the portfolio balance fell by 7.7% (or a 4.2% decline, disregarding currency fluctuations).

The SME loan portfolio came to R$ 61,890 million, growing by 12.2% in the year and 0.7% in the quarter. At the end of March 2022, our portfolio balance in government programs for SMEs was R$ 7,981 million, with the segment accounting for 88.1% of our total portfolio balance in these programs.

CREDIT PORTFOLIO BY RISK LEVEL

As expected, given the current macroeconomic environment and two years of increased liquidity in the economy, risk levels are gradually returning to more normalized levels, as seen by a fall in the share of top-rated portfolios and an increase in portfolios requiring greater provisioning. Portfolios rated "AA and A" accounted for 71.4%, of our total loan book in the quarter, down by 1.7 p.p. from december 2021. Meanwhile, portfolios rated "B to C" grew by 0.4 p.p. over the same period. Finally, portfolios in the "D to H" category increased their share by 1.3 p.p., fueled by individuals. **It is worth noting that 67% of our portfolio of loans to individuals is collateralized.**



8%
6%
10%
32%
43%
8%
7%
10%
31%
45%
8%
7%
10%
30%
45%
9%
8%
10%
30%
43%
10%
8%
10%
30%
41%
D-H
C
B
A
AA
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

[1] Source: Brazilian Central Bank, as of January 2022. [2] As of February 2022

DELINQUENCY RATIO

OVER-90-DAY[1]


3.9%
4.0%
3.1%
3.2%
3.3%
3.6%
4.0%
Individuals
3.1%
3.0%
2.1%
2.2%
2.4%
2.7%
2.9%
Total
1.9%
1.6%
1.0%
1.1%
1.3%
1.3%
1.4%
SMEs + Corporate
Mar 19
Mar 20
Mar 21
Jun 21
Sep 21
Dec 21
Mar 22

In line with the loan book expansion (+7.2% YoY), product mix and macro landscape, the over-90-day delinquency ratio climbed by 0.77 p.p. over twelve months to 2.9% in March 2022.

In comparison to Dec/21, this indicator grew by 0,24 p.p.

[1] Non-performing loans over 90 days / total loan portfolio (BR GAAP)

DELINQUENCY RATIO

INDIVIDUALS hit **4.0%** in 1Q22, rising by 0.88 p.p. in annual and 0.33 p.p. in quarterly terms.

SMEs + CORPORATE stood at **1.4%** in March 2022, increasing by 0.39 p.p. in twelve months and 0.06 p.p. over three months.

15-TO-90-DAY[2]


5.7%
6.0%
5.2%
4.8%
5.0%
5.0%
5.9%
Individuals
4.1%
4.1%
3.6%
3.3%
3.4%
3.5%
4.2%
Total
1.8%
1.6%
1.7%
1.5%
1.2%
1.4%
1.9%
SMEs + Corporate
Mar 19
Mar 20
Mar 21
Jun 21
Sep 21
Dec 21
Mar 22

The 15-to-90-day delinquency ratio was 4.2% in March 2022, implying increases of 0.64 p.p. in the year and 0.72 p.p. in the quarter, influenced by growth in the portfolio balance of loans to individuals and consumer finance.

[2] Non-performing loans between 15 and 90 days / total loan portfolio (BR GAAP)

DELINQUENCY RATIO

INDIVIDUAL reached **5.9%** in March 2022, advancing by 0.73 p.p. on an annual basis and 0.86 p.p. in the quarter

SMEs + CORPORATE came to **1.9%**, in 1Q22, up by 0.15 p.p. in twelve months and 0.42 p.p. higher over three months.

NPL FORMATION

NPL formation amounted to R$ 8,501 million in March 2022, impacted by the expansion of the renegotiated loan portfolio (20.5% YoY and 16.6% QoQ), owing to the "Desendivida" customer support campaign, and the increase in the over-90-day NPL balance (45.5% YoY and 7.4% QoQ), particularly among individuals.

The NPL formation to loan portfolio ratio was 1.84% in 1Q22, rising by 1.04 p.p. in the year and 0.51 p.p. in the quarter.


% NPL Formation
Loan portfolio
% NPL Formation w/o renegotiated portfolio
Loan portfolio
0.79%
0.79%
1.18%
1.33%
1.84%
0.82%
0.99%
1.00%
1.16%
0.99%
1Q21
4Q21
3Q21
4Q21
1Q22
Considers the loan portfolio of the previous quarter

NPL formation is calculated by adding the portfolio written-off as loss during the period to the changes in the over-90-day non-performing loan portfolio and the renegotiated loan portfolio balances, over the loan portfolio of the previous quarter

COVERAGE RATIO

(over 90 days)

The balance of allowance for loan losses totaled R$ 28,405 million in March 2022, climbing by 10.4% in annual and 4.7% in quarterly terms, due to higher provisioning levels in the period. Meanwhile, required provisions increased by 26.7% over twelve months and 9.2% in three months, consistent with the portfolio growth profile, as well as the product and segment mix.

The coverage ratio reached 215% in March 2022, a 68.1 p.p. decline in the year. In three months, the coverage ratio dropped by 5.5 p.p., reflecting the rise in the over-90-day NPL balance, which exceeded the increase in provisions.


283%
263%
248%
220%
215%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

RENEGOTIATED LOAN PORTFOLIO (R$ million)

Loan renegotiations hit R$ 27,567 million in March 2022, advancing by 20.5% in twelve months and 16.6% in the quarter. The increase is due to the "Desendivida" campaign, which was launched in January 2022. In 1Q22, the renegotiated loan portfolio provisioning ratio fell by 2.9 p.p. over twelve months and dropped by 1.7 p.p. in the three-month period, to 45.4%.


Renegotiated Portfolio
Allowance for loan losses over renegotiated portfolio
Provisioning ratio
48.3%
50.0%
49.4%
47.1%
45.4%
22,881
11,048
22,063
11,040
22,888
11,309
23,634
11,121
27,567
12,508
1Q21
2Q21
3Q21
4Q21
1Q22

These operations comprise loan agreements that have been renegotiated to enable their payment under conditions agreed upon with customers, including renegotiations of loans that had already been written-off in previous periods

FUNDING

Customer funding came to R$ 494,620 million in the first quarter of 2022, a 10.7% YoY, rise from a year earlier owing to higher volumes of demand and time deposits, financial bills, agribusiness credit notes ("LCA"), and real estate credit notes ("LCI"). On a quarterly basis, customer funding remained stable, driven by LCI/LCA volumes, which offset the drop in savings and time deposits, reflecting one-off settlements of certain corporate customers in the period.

	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Demand deposits	42,194	39,777	6.1%	40,454	4.3%
Saving deposits	62,910	63,674	-1.2%	65,220	-3.5%
Time deposits	283,836	273,990	3.6%	293,242	-3.2%
Financial Bills	31,564	14,112	123.7%	28,726	9.9%
Others[1]	74,116	55,154	34.4%	65,820	12.6%
Funding from clients	**494,620**	**446,707**	**10.7%**	**493,462**	**0.2%**

CREDIT/FUNDING RATIO

	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Funding from customers (A)	**494,620**	**446,707**	**10.7%**	**493,462**	**0.2%**
(-) Reserve Requirements	(63,771)	(58,742)	8.6%	(68,589)	-7.0%
Funding Net of Reserve Requirements	**430,850**	**387,965**	**11.1%**	**424,873**	**1.4%**
Borrowing and Onlendings	11,504	12,326	-6.7%	11,858	-3.0%
Subordinated Debts	17,874	14,622	22.2%	19,641	-9.0%
Offshore Funding	85,186	84,054	1.3%	92,681	-8.1%
Total Funding (B)	**545,414**	**498,966**	**9.3%**	**549,053**	**-0.7%**
Assets under management[2]	379,471	379,776	-0.1%	384,691	-1.4%
Total Funding and Asset under management	**924,885**	**878,742**	**5.3%**	**933,744**	**-0.9%**
Total Credit (C)	**455,166**	**424,784**	**7.2%**	**462,749**	**-1.6%**
C / B (%)	**83.5%**	**85.1%**	**-1.7 p.p.**	**84.3%**	**-0.8 p.p.**
C / A (%)	**92.0%**	**95.1%**	**-3.1 p.p.**	**93.8%**	**-1.8 p.p.**

The volume of assets under management stood at R$ 379,471 million at the end of March 2022, declining by 0.1% in the year and 1.4% in the quarter.

EVOLUTION OF FUNDING (R$ billion)



Funding from customers
Loan Portfolio/ Funding from Customers
95.1%
93.9%
94.8%
93.8%
92.0%
446.7
468.3
474.9
493.5
494.6
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

The loan portfolio to customer funding ratio hit 92.0% in March 2022, dropping by 3.1 p.p. relative to the same period of the previous year and 1.8 p.p. from 4Q21.

The liquidity metric adjusted for the impact of reserve requirements and medium/long-term funding reached 83.5% in 1Q22, decreasing by 1.7 p.p. in annual and 0.8 p.p. in quarterly terms.

Santander maintains satisfactory and comfortable liquidity levels by utilizing a consolidated funding structure, which ensures stability between funding and lending.

[1] Including Debentures, Real Estate Credit Notes (LCI), Agricultural Credit Notes (LCA), Secured Real Estate Notes (LIG) and Certificates of Structured Operations (COE)



BIS RATIO

The BIS ratio was 14.7% in the quarter, a decrease of 0.5 p.p. over twelve months, explained by the 4.7% growth in risk-weighted assets (RWA), particularly the portion from credit risk. This impact was mitigated by the 1.5% increase in regulatory capital due to retained earnings in the period.

On a quarterly basis, the BIS ratio fell by 0.2 p.p. mostly due to the 1.0% decrease in regulatory capital, ending the period at **R$ 88,657 million.**

The BIS ratio exceeds by 3.70 p.p. the sum of the minimum regulatory capital and conservation capital requirements.


% CET 1
% BIS Ratio
15.2%
14.7%
14.3%
14.9%
14.7%
12.6%
12.6%
12.0%
11.6%
11.7%
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22

OWN RESOURCES AND BIS	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Tier I Regulatory Capital	76,875	80,059	-4.0%	76,970	-0.1%
CET1	70,783	72,732	-2.7%	69,920	1.2%
Additional Tier I	6,093	7,327	-16.8%	7,050	-13.6%
Tier II Regulatory Capital	11,781	7,295	61.5%	12,591	-6.4%
Adjusted Regulatory Capital (Tier I and II)	**88,657**	**87,354**	**1.5%**	**89,561**	**-1.0%**
Risk Weighted Assets (RWA)	**602,784**	**575,643**	**4.7%**	**600,741**	**0.3%**
Credit Risk Capital requirement	525,391	500,591	5.0%	527,119	-0.3%
Market Risk Capital requirement	17,730	20,200	-12.2%	15,122	17.2%
Operational Risk Capital requirement	59,663	54,852	8.8%	58,500	2.0%
Basel Ratio	**14.7%**	**15.2%**	**-0.5 p.p.**	**14.9%**	**-0.2 p.p.**
Tier I	**12.8%**	**13.9%**	**-1.2 p.p.**	**12.8%**	**-0.1 p.p.**
CET1	11.7%	12.6%	-0.9 p.p.	11.6%	0.1 p.p.
Tier II	**2.0%**	**1.3%**	**0.7 p.p.**	**2.1%**	**-0.1 p.p.**



FREE FLOAT

Santander Brasil has a free float of **9.79%** and is currently listed on the traditional segment of B3 - Brasil, Bolsa, Balcão under the ticker symbols **SANB3** (common shares), **SANB4** (preferred shares) and **SANB11** (units). Each unit is composed of one common share and one preferred share.

Our shares are also listed on the New York Stock Exchange (NYSE) under the ticker symbol BSBR.

OWNERSHIP STRUCTURE | FREE-FLOAT BREAKDOWN[1]

	Common shares (thousand)	%	Preferred shares (thousand)	%	Total shares (thousand)	Total %
Santander Group[2]	3,445,809	90.24%	3,279,251	89.11%	6,725,060	89.69%
Treasury Shares	19,580	0.51%	19,580	0.53%	39,159	0.52%
Free Float	353,306	9.25%	381,006	10.35%	734,312	9.79%
Total	**3,818,695**	**100.00%**	**3,679,836**	**100.00%**	**7,498,531**	**100.00%**

[1] Santander's ownership structure, as of March 31st, 2022. [2] Considering the shareholding positions of: Grupo Empresarial Santander S.L. and Sterrebeeck B.V., as well as shares owned by Management.

FREE-FLOAT (Mar/22)


Investidor Local - B3
Investidor Estrangeiro - B3
NYSE
23.2%
36.7%
40.1%

STOCK PERFORMANCE

TOTAL RETURN (TOTAL RETURN ANALYSIS) | 5 ANOS


185
IBOV
182
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Fonte: Bloomberg

Our market cap hit R$136.0 billion in March 2022, a decrease of 8.3% from the same period in 2021 and an increase of 20.4% over December 2021.

EARNINGS DISTRIBUTION

The distribution of dividends and interest on capital ("IoC") in the amount of R$ 1,700 million was approved on April 14th, 2022, to be paid beginning May 16th, 2022, translating into a dividend yield of 5.6%.

MANAGERIAL RESULTS RECONCILIATION	1Q22	Reclassifications					1Q22
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**14,554**	**(301)**	**(285)**	**-**	**-**	**(30)**	**13,938**
Allowance for Loan Losses	(4,930)	-	289	-	-	30	(4,612)
Net Interest Income after Loan Losses	**9,624**	**(301)**	**4**	**-**	**-**	**-**	**9,327**
Fees	4,617	-	-	-	-	-	4,617
General Expenses	(5,118)	-	-	59	(476)	-	(5,534)
Personnel Expenses	(2,017)	-	-	-	(476)	-	(2,493)
Administrative Expenses	(3,100)	-	-	59	-	-	(3,041)
Tax Expenses	(1,508)	301	-	-	-	-	(1,207)
Investments in Affiliates and Subsidiaries	10	-	-	-	-	-	10
Other Operating Income/Expenses	(2,000)	-	(4)	-	-	-	(2,004)
Operating Income	**5,626**	**-**	**(0)**	**59**	**(476)**	**-**	**5,210**
Non Operating Income	372	-	-	-	-	-	372
Net Profit before Tax	**5,997**	**-**	**(0)**	**59**	**(476)**	**-**	**5,581**
Income Tax and Social Contribution	(1,539)	-	-	-	-	-	(1,539)
Profit Sharing	(476)	-	-	-	476	-	-
Minority Interest	(37)	-	-	-	-	-	(37)
Net Profit	**3,946**	**-**	**(0)**	**59**	**-**	**-**	**4,005**

MANAGERIAL RESULTS RECONCILIATION	4Q21	Reclassifications					4Q21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Managerial
Net Interest Income	**13,473**	**890**	**(335)**	**-**	**-**	**123**	**14,150**
Allowance for Loan Losses	(3,919)	-	349	-	-	(123)	(3,693)
Net Interest Income after Loan Losses	**9,554**	**890**	**14**	**-**	**-**	**-**	**10,457**
Fees	4,980	-	-	-	-	-	4,980
General Expenses	(5,084)	-	-	84	(618)	-	(5,618)
Personnel Expenses	(1,824)	-	-	-	(618)	-	(2,442)
Administrative Expenses	(3,259)	-	-	84	-	-	(3,175)
Tax Expenses	(1,170)	(108)	-	-	-	-	(1,278)
Investments in Affiliates and Subsidiaries	20	-	-	-	-	-	20
Other Operating Income/Expenses	(2,858)	-	(14)	-	-	-	(2,872)
Operating Income	**5,442**	**782**	**-**	**84**	**(618)**	**-**	**5,690**
Non Operating Income	(42)	-	-	-	-	-	(42)
Net Profit before Tax	**5,400**	**782**	**-**	**84**	**(618)**	**-**	**5,648**
Income Tax and Social Contribution	(951)	(782)	-	-	-	-	(1,733)
Profit Sharing	(618)	-	-	-	618	-	-
Minority Interest	(34)	-	-	-	-	-	(34)
Net Profit	**3,796**	**0**	**-**	**84**	**-**	**-**	**3,880**

RECON CILIATION

ACCOUNTING AND MANAGERIAL RESULTS

For a better understanding of BRGAAP results, the reconciliation between the accounting result and the managerial result is presented below.

MANAGERIAL RESULTS RECONCILIATION	1Q21	Reclassifications						1Q21
(R$ million)	Accounting	Exchange Hedge[1]	Credit Recovery[2]	Amort. of goodwill[3]	Profit Sharing	Other events[4]	Getnet and elimination	Managerial
Net Interest Income	**11,317**	**2,394**	**(294)**	**-**	**-**	**5**	**4**	**13,426**
Allowance for Loan Losses	(3,377)	-	221	-	-	(5)	-	(3,161)
Net Interest Income after Loan Losses	**7,940**	**2,394**	**(74)**	**-**	**-**	**-**	**4**	**10,264**
Fees	4,852	-	-	-	-	-	(485)	4,367
General Expenses	(5,826)	-	-	1,032	(472)	-	258	(5,008)
Personnel Expenses	(1,778)	-	-	-	(472)	-	61	(2,188)
Administrative Expenses	(4,048)	-	-	1,032	-	-	197	(2,820)
Tax Expenses	(750)	(345)	-	-	-	-	50	(1,044)
Investments in Affiliates and Subsidiaries	8	-	-	-	-	-	-	8
Other Operating Income/Expenses	(2,320)	-	74	-	-	-	97	(2,150)
Operating Income	**3,905**	**2,050**	**(0)**	**1,032**	**(472)**	**-**	**(76)**	**6,438**
Non Operating Income	29	-	-	-	-	-	-	29
Net Profit before Tax	**3,934**	**2,050**	**(0)**	**1,032**	**(472)**	**-**	**(76)**	**6,467**
Income Tax and Social Contribution	(620)	(2,050)	-	-	-	164	25	(2,481)
Profit Sharing	(472)	-	-	-	472	-	-	-
Minority Interest	(25)	-	-	-	-	-	(5)	(31)
Net Profit	**2,816**	**(0)**	**(0)**	**1,032**	**-**	**164**	**(56)**	**3,955**

[1] **Foreign Exchange Hedge:** gains (losses) on foreign currency investments from exchange rate fluctuations are not taxable under Brazilian tax law (tax deductible). This tax treatment results in exchange rate exposure to taxes. A foreign exchange hedge position was established with the objective of protecting the net profit from the impact of exchange rate fluctuations associated with this exposure arising from investments abroad (branches and subsidiaries)
[2] **Credit Recovery:**
Net Interest Income and Allowance for Loan Losses: reclassification referring to credit recovery and discounts granted provided
Other Operating Income and Expenses and Allowance for Loan Losses: reclassification referring to the provision of guarantees provided
[3] **Amortization of Goodwill:** reversal of goodwill amortization expense
[4] **Other events:**

2021

1Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments
Income Tax and Social Contribution: write-off of tax credit related to tax loss and negative CSLL tax base, as a result of the partial spin-off of Banco Santander

4Q21: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

2022

1Q22: Net Interest Income and Allowance for Loan Losses: reclassification referring to asset valuation and impairment adjustments

BALANCE SHEET

ASSETS	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Current Assets and Long-term Assets	**946,999**	**966,346**	**-2.0%**	**950,440**	**-0.4%**
Cash and Cash Equivalents	**7,669**	**14,434**	**-46.9%**	**16,387**	**-53.2%**
Interbank Investments	**53,921**	**79,629**	**-32.3%**	**33,629**	**60.3%**
Money Market Investments	34,624	56,777	-39.0%	25,912	33.6%
Interbank Deposits	6,766	5,897	14.7%	6,492	4.2%
Foreign Currency Investments	12,530	16,955	-26.1%	1,225	923.0%
Securities and Derivative Financial Instruments	**259,088**	**264,385**	**-2.0%**	**248,796**	**4.1%**
Own Portfolio	99,676	85,227	17.0%	107,175	-7.0%
Subject to Repurchase Commitments	77,426	117,346	-34.0%	71,303	8.6%
Posted to Central Bank of Brazil	3,810	974	290.9%	-	n.a.
Pledged in Guarantees	43,022	23,431	83.6%	42,835	0.4%
Other	35,154	37,406	-6.0%	27,482	27.9%
Interbank Accounts	**87,030**	**80,348**	**8.3%**	**88,377**	**-1.5%**
Restricted Deposits:	65,068	59,103	10.1%	69,866	-6.9%
-Central Bank of Brazil	63,771	58,742	8.6%	68,589	-7.0%
-National Housing System	1,298	361	259.2%	1,277	1.6%
Other	21,962	21,245	3.4%	18,510	18.6%
Lending Operations	**349,821**	**399,832**	**-12.5%**	**434,463**	**-19.5%**
Lending Operations	378,226	425,560	-11.1%	461,594	-18.1%
(Allowance for Loan Losses)	(28,405)	(25,728)	10.4%	(27,131)	4.7%
Other Receivables	**187,400**	**125,756**	**49.0%**	**127,237**	**47.3%**
Foreign Exchange Portfolio	48,737	57,454	-15.2%	57,812	-15.7%
Income Receivable	37,942	40,274	-5.8%	37,958	0.0%
Other	100,721	28,028	259.4%	31,466	220.1%
Other Assets	**2,070**	**1,962**	**5.5%**	**1,552**	**33.3%**
Permanent Assets	**12,972**	**11,804**	**9.9%**	**12,936**	**0.3%**
Temporary Assets	**768**	**354**	**117.2%**	**428**	**79.2%**
Fixed Assets	**6,198**	**6,295**	**-1.5%**	**6,384**	**-2.9%**
Intangibles	**6,006**	**5,155**	**16.5%**	**6,123**	**-1.9%**
Goodwill net of amortization	1,432	1,006	42.3%	1,435	-0.2%
Other Assets	4,574	4,149	10.2%	4,688	-2.4%
Total Assets	**959,971**	**978,150**	**-1.9%**	**963,376**	**-0.4%**
Total Assets (excluding goodwill)	**958,539**	**977,144**	**-1.9%**	**961,941**	**-0.4%**

LIABILITIES	Mar-22	Mar-21	Var.	Dec-21	Var.
(R$ million)			12M		3M
Current Liabilities and Long-term Liabilities	**879,450**	**898,805**	**-2.2%**	**882,997**	**-0.4%**
Deposits	**393,615**	**383,441**	**2.7%**	**403,640**	**-2.5%**
Demand Deposits	42,194	39,777	6.1%	40,454	4.3%
Savings Deposits	62,910	63,674	-1.2%	65,220	-3.5%
Interbank Deposits	4,674	6,000	-22.1%	4,723	-1.0%
Time Deposits and Others	283,836	273,990	3.6%	293,242	-3.2%
Money Market Funding	**109,244**	**165,423**	**-34.0%**	**95,649**	**14.2%**
Own Portfolio	73,038	115,471	-36.7%	71,193	2.6%
Third Parties	13,002	3,018	330.8%	5,560	133.9%
Free Portfolio	23,203	46,934	-50.6%	18,896	22.8%
Funds from Acceptance and Issuance of Securities	**108,719**	**70,726**	**53.7%**	**95,381**	**14.0%**
Resources from Real Estate Credit Notes, Mortgage Notes, Credit and S	88,628	54,376	63.0%	77,169	14.8%
Funding from Certificates of Structured Operations	4,472	2,585	73.0%	3,898	14.7%
Securities Issued Abroad	14,297	12,547	13.9%	12,952	10.4%
Other	1,321	1,218	8.5%	1,361	-3.0%
Interbank Accounts	**1,949**	**1,724**	**13.1%**	**17**	**n.a.**
Interbranch Accounts	**5,070**	**4,748**	**6.8%**	**5,426**	**-6.6%**
Borrowings	**70,913**	**71,507**	**-0.8%**	**79,734**	**-11.1%**
Domestic Onlendings - Official Institutions	**11,480**	**12,326**	**-6.9%**	**11,853**	**-3.1%**
National Economic and Social Development Bank (BNDES)	6,598	7,688	-14.2%	6,953	-5.1%
National Equipment Financing Authority (FINAME)	4,275	4,311	-0.8%	4,273	0.1%
Other Institutions	606	326	85.7%	627	-3.4%
Derivative Financial Instruments	**29,769**	**34,077**	**-12.6%**	**24,647**	**20.8%**
Other Payables	**148,691**	**154,832**	**-4.0%**	**166,651**	**-10.8%**
Foreign Exchange Portfolio	43,685	56,767	-23.0%	57,559	-24.1%
Tax and Social Security	5,064	5,999	-15.6%	5,083	-0.4%
Debt Instruments Eligible to Compose Capital	17,874	14,622	22.2%	19,641	-9.0%
Other	82,068	77,444	6.0%	84,368	-2.7%
Deferred Income	**-**	**358**	**-100.0%**	**382**	**-100.0%**
Minority Interest	**1,334**	**1,224**	**9.0%**	**1,257**	**6.1%**
Equity	**79,187**	**77,763**	**1.8%**	**78,740**	**0.6%**
Total Liabilities	**959,971**	**978,150**	**-1.9%**	**963,376**	**-0.4%**
Equity (excluding goodwill)	**77,755**	**76,757**	**1.3%**	**77,305**	**0.6%**





INFORMATION BY BUSINESS UNITS

CARDS

TURNOVER[1]
(R$ billion)


65.5
22.8
42.8
71.3
23.8
47.5
78.6
26.3
52.2
90.6
30.0
60.6
82.2
26.2
56.0
1Q21
2Q21
3Q21
4Q21
1Q22
Credit
Debit

TRANSACTION
(million)


707.4
365.9
341.6
778.6
404.0
374.6
997.3
447.5
549.9
1,072.0
478.8
593.1
1,001.8
441.6
560.2
1Q21
2Q21
3Q21
4Q21
1Q22
Credit
Debit

REAL ESTATE

LOAN PORTFOLIO EVOLUTION
(R$ billion)


48.3
4%
96%
54.8
3%
97%
55.3
3%
97%
Mar-21
Dec-21
Mar-22
Corporate & SMEs
Individuals

DISTRIBUITION CHANNEL[2]


13%
39%
45%
4%
Brokers
Transfers to Homebuilders
Branches
Digital

LOAN TO VALUE[3]


67%
52%
66%
52%
66%
53%
1Q21
4Q21
1Q22
Origination (quartely average)
Loan Portfolio

CONSUMER FINANCE

TOTAL VEHICLE PORTFOLIO FOR INDIVIDUALS[4] BY CHANNEL
(R$ billion)


55.8
4.0
51.8
56.4
4.1
52.3
57.2
4.3
52.9
57.4
4.4
53.0
56.8
4.4
52.4
Mar-21
Jun-21
Sep-21
Dec-21
Mar-22
Internal channel
Santander Financiamentos

ORIGINATION | VEHICLES
(R$ billion)


6.4
7.0
8.0
7.2
6.1
1T21
2T21
3T21
4T21
1T22

[1] Card turnover excludes cash withdrawals and is calculated solely based on purchase volumes [2] Origination of individuals [3] Ratio of financing amount to guarantee value [4] Individual and business auto loan portfolios, individual portfolio generated through the Internal Channel, and individual portfolio from the Consumer Finance segment